Registration No.  333-90001
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 378

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on November 16, 1999 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


                    BANDWIDTH SELECT PORTFOLIO SERIES
                  BIOTECHNOLOGY SELECT PORTFOLIO SERIES
                   E-BUSINESS SELECT PORTFOLIO SERIES
                     E-TAIL SELECT PORTFOLIO SERIES
               FINANCIAL SERVICES SELECT PORTFOLIO SERIES
                    INTERNET SELECT PORTFOLIO SERIES
                 PHARMACEUTICAL SELECT PORTFOLIO SERIES
                   TECHNOLOGY SELECT PORTFOLIO SERIES
                       E-BUSINESS PORTFOLIO SERIES

                                 FT 378


FT 378 is a series of a unit investment trust, the FT Series. Each of the nine portfolios listed above (each, a "Trust," and collectively, the "Trusts") is a separate portfolio, or series, of FT 378 consisting of a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation. Each Select Portfolio Series has an expected maturity of 18 months. The e-Business Portfolio Series has an expected maturity of five years.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)

                             1-800-621-9533


            The date of this prospectus is November 16, 1999

                        Table of Contents

Summary of Essential Information                         3
Fee Table                                                6
Report of Independent Auditors                           8
Statements of Net Assets                                 9
Schedules of Investments                                12
The FT Series                                           22
Portfolios                                              23
Risk Factors                                            28
Portfolio Securities Descriptions                       31
Public Offering                                         47
Distribution of Units                                   49
The Sponsor's Profits                                   51
The Secondary Market                                    51
How We Purchase Units                                   51
Expenses and Charges                                    51
Tax Status                                              52
Retirement Plans                                        53
Rights of Unit Holders                                  53
Income and Capital Distributions                        54
Redeeming Your Units                                    55
Removing Securities from a Trust                        56
Amending or Terminating the Indenture                   56
Information on the Sponsor, Trustee and Evaluator       57
Other Information                                       58

                   Summary of Essential Information

                                 FT 378


                    At the Opening of Business on the
                Initial Date of Deposit-November 16, 1999


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                            Bandwidth        Biotechnology    e-Business       e-Tail
                                                            Select Portfolio Select Portfolio Select Portfolio Select Portfolio
                                                            Series           Series           Series           Series
                                                            ____________     ____________     ____________     ____________
Initial Number of Units (1)                                     14,840           15,050           14,859           14,909
Fractional Undivided Interest
    in the Trust per Unit (1)                                 1/14,840         1/15,050         1/14,859         1/14,909
Public Offering Price:
    Aggregate Offering Price Evaluation
       of Securities per Unit (2)                           $    9.900       $    9.900          $ 9.900      $     9.900
    Maximum Sales Charge of
        3.25% of the Public Offering Price per Unit
        (3.283% of the net amount invested,
        exclusive of the deferred sales charge) (3)         $     .325       $     .325       $     .325       $     .325
    Less Deferred Sales Charge per Unit                     $    (.225)      $    (.225)      $    (.225)      $    (.225)
Public Offering Price per Unit (4)                          $   10.000       $   10.000       $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)             $    9.675       $    9.675       $    9.675       $    9.675
Redemption Price per Unit
    (based on aggregate underlying value
    of Securities less deferred sales charge) (5)           $    9.675       $    9.675       $    9.675       $    9.675
Cash CUSIP Number                                           30264L 366       30264L 382       30264L 580       30264L 408
Reinvestment CUSIP Number                                   30264L 374       30264L 390       30264L 598       30264L 416
Security Code                                                    57648            57650            57662            57652
Mandatory Termination Date (6)                              May 16, 2001     May 16, 2001     May 16, 2001     May 16, 2001

First Settlement Date                       November 19, 1999
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.
_____________

See "Notes to Summary of Essential Information" on page 5.

                     Summary of Essential Information

                                 FT 378


 At the Opening of Business on the Initial Date of Deposit-November 16,
                                  1999


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                            Financial
                                                            Services         Internet Select  Pharmaceutical   Technology
                                                            Select Portfolio Portfolio        Select Portfolio Select Portfolio
                                                            Series           Series           Series           Series
                                                            ___________      ___________      ___________      ___________
Initial Number of Units (1)                                     15,053          14,912           14,991           14,848
Fractional Undivided Interest
    in the Trust per Unit (1)                                 1/15,053        1/14,912         1/14,991         1/14,848
Public Offering Price:
   Aggregate Offering Price Evaluation
     of Securities per Unit (2)                             $    9.900       $   9.900        $   9.900        $   9.900
   Maximum Sales Charge of
      3.25% of the Public Offering Price
      per Unit (3.283% of the net amount invested,
      exclusive of the deferred sales charge) (3)           $     .325       $    .325        $    .325        $    .325
   Less Deferred Sales Charge per Unit                      $    (.225)      $   (.225)       $   (.225)       $   (.225)
Public Offering Price per Unit (4)                          $   10.000       $  10.000        $  10.000        $  10.000
Sponsor's Initial Repurchase Price per Unit (5)             $    9.675       $   9.675        $   9.675        $   9.675
Redemption Price per Unit
    (based on aggregate underlying value
    of Securities less deferred sales charge) (5)           $    9.675       $    9.675       $    9.675       $    9.675
Cash CUSIP Number                                           30264L 424       30264L 440       30264L 465       30264L 481
Reinvestment CUSIP Number                                   30264L 432       30264L 457       30264L 473       30264L 499
Security Code                                                    57654            57656            57658            57660
Mandatory Termination Date (6)                              May 16, 2001     May 16, 2001     May 16, 2001     May 16, 2001

First Settlement Date                       November 19, 1999
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.

_____________

See "Notes to Summary of Essential Information" on page 5.

                       Summary of Essential Information

                                 FT 378


 At the Opening of Business on the Initial Date of Deposit-November 16,
                                  1999


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                                         e-Business
                                                                                                         Portfolio
                                                                                                         Series
                                                                                                         ___________
Initial Number of Units (1)                                                                                  14,859
Fractional Undivided Interest in the Trust per Unit (1)                                                    1/14,859
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                                        $    9.900
   Maximum Sales Charge of 4.50% of the Public Offering Price per Unit
       (4.545% of the net amount invested, exclusive of the deferred sales charge) (3)                   $     .450
   Less Deferred Sales Charge per Unit                                                                   $    (.350)
Public Offering Price per Unit (4)                                                                       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                                          $    9.550
Redemption Price per Unit (based on aggregate underlying value
    of Securities less deferred sales charge) (5)                                                        $    9.550
Cash CUSIP Number                                                                                        30264L 606
Reinvestment CUSIP Number                                                                                30264L 614
Security Code                                                                                                 57664
Mandatory Termination Date (6)                                                                           October 15, 2004

First Settlement Date                       November 19, 1999
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.

______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Tables" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Tables." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                          Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, and the e-Business Portfolio Series has a term of five years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                               BANDWIDTH            BIOTECHNOLOGY        e-BUSINESS
                                               SELECT PORTFOLIO     SELECT PORTFOLIO     SELECT PORTFOLIO     E-TAIL SELECT
                                               SERIES               SERIES               SERIES               PORTFOLIO SERIES
                                               ___________________  ___________________  ___________________  ___________________
                                                         Amount               Amount               Amount               Amount
                                                         per Unit             per Unit             per Unit             per Unit
                                                         ________             ________             ________             ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase       1.00%(a)  $ .100     1.00%(a)  $ .100     1.00%(a)  $ .100     1.00%(a)  $ .100
Deferred sales charge                          2.25%(b)    .225     2.25%(b)    .225     2.25%(b)    .225     2.25%(b)    .225
                                               _____     ______     _____     ______     _____     ______     _____     ______
Maximum sales charge                           3.25%     $ .325     3.25%     $ .325     3.25%     $ .325     3.25%     $ .325
                                               =====     ======     =====     ======     ======    ======     =====     ======
Maximum sales charge imposed on reinvested
   dividends                                   2.25%(c)  $ .225     2.25%(c)  $ .225     2.25%(c)  $ .225     2.25%(c)  $ .225
                                               =====     ======     =====     ======     =====     ======     =====     ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                   .260%(d)  $.0260     .260%(d)  $.0260     .260%(d)  $.0260     .260%(d)  $.0260
                                               =====     ======     =====     ======     =====     ======     =====     ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees          .079%     $.0080     .079%     $.0080     .079%     $.0080     .079%     $.0080
Trustee's fee and other operating expenses     .116%(e)   .0117     .116%(e)   .0117     .116%(e)   .0117     .116%(e)   .0117
                                               _____     ______     _____     ______     _____     ______     _____     ______
  Total                                        .195%     $.0197     .195%     $.0197     .195%      .0197     .195%     $.0197
                                               =====     ======     =====     ======     =====     ======     =====     ======

                                                              FINANCIAL
                                                              SERVICES SELECT         INTERNET SELECT
                                                              PORTFOLIO SERIES        PORTFOLIO SERIES
                                                              ___________________     ___________________
                                                                         Amount                  Amount
                                                                         per Unit                per Unit
                                                                         ________                ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                      1.00%(a)   $ .100       1.00%(a)   $ .100
Deferred sales charge                                         2.25%(b)     .225       2.25%(b)     .225
                                                              _____      ______       _____      ______
Maximum sales charge                                          3.25%      $ .325       3.25%      $ .325
                                                              =====      ======       =====      ======
Maximum sales charge imposed on reinvested dividends          2.25%(c)   $ .225       2.25%(c)   $ .225
                                                              =====      ======       =====      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                  .260%(d)   $.0260       .260%(d)   $.0260
                                                              =====      ======       =====      ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                      .079%      $.0080       .079%      $.0080
Trustee's fee and other operating expenses                    .116%(e)    .0117       .116%(e)    .0117
                                                              _____      ______       _____      ______
  Total                                                       .195%      $.0197       .195%      $.0197
                                                              =====      ======       =====      ======

                                                              PHARMACEUTICAL          TECHNOLOGY
                                                              SELECT                  SELECT
                                                              PORTFOLIO SERIES        PORTFOLIO SERIES
                                                              ___________________     ___________________
                                                                         Amount                  Amount
                                                                         per Unit                per Unit
                                                                         ________                ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                      1.00%(a)   $ .100       1.00%(a)   $ .100
Deferred sales charge                                         2.25%(b)     .225       2.25%(b)     .225
                                                              _____      ______       _____      ______
Maximum sales charge                                          3.25%      $ .325       3.25%      $ .325
                                                              =====      ======       =====      ======
Maximum sales charge imposed on reinvested dividends          2.25%(c)   $ .225       2.25%(c)   $ .225
                                                              =====      ======       =====      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                  .260%(d)   $.0260       .260%(d)   $.0260
                                                              =====      ======       =====      ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                      .079%      $.0080       .079%      $.0080
Trustee's fee and other operating expenses                    .116%(e)    .0117       .116%(e)    .0117
                                                              _____      ______       _____      ______
  Total                                                       .195%      $.0197       .195%      $.0197
                                                              =====      ======       =====      ======

                                                                             E-BUSINESS
                                                                             PORTFOLIO SERIES
                                                                             ______________________
                                                                                          Amount
                                                                                          per Unit
                                                                                          _________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                                      1.00%(a)    $ .100
Deferred sales charge                                                         3.50%(b)      .350
                                                                              _____       ______
Maximum sales charge                                                          4.50%       $ .450
                                                                              =====       ======
Maximum sales charge imposed on reinvested dividends                          3.50%(c)    $ .350
                                                                              =====       ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                                  .225%(d)    $.0225
                                                                              =====       ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees        .100%       $.0098
Trustee's fee and other operating expenses                                    .152%(e)     .0149
                                                                              _____       ______
  Total                                                                       .252%       $.0247
                                                                              =====       ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                         1 Year     18 Months (f) 3 Years     5 Years
                                                         __________ ____________  __________  __________
Bandwidth Select Portfolio Series                        $371       $381          $ -         $ -
Biotechnology Select Portfolio Series                     371        381             -           -
e-Business Select Portfolio Series                        371        381             -           -
e-Tail Select Portfolio Series                            371        381             -           -
Financial Services Select Portfolio Series                371        381             -           -
Internet Select Portfolio Series                          371        381             -           -
Pharmaceutical Select Portfolio Series                    371        381             -           -
Technology Select Portfolio Series                        371        381             -           -
e-Business Portfolio Series                               498        N.A.          549         606

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

_____________

(a) The amount of the initial sales charge will vary depending on the purchase price of your Units. The amount of the initial sales charge is actually the difference between the maximum sales charge of 3.25% of the Public Offering Price for each Select Portfolio Series (4.50% in the case of the e-Business Portfolio Series), and the maximum remaining deferred sales charge (initially $.225 per Unit for each Select Portfolio Series and $.35 per Unit for the e-Business Portfolio Series). When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price per Unit.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per Unit for each Select Portfolio Series and $.35 per Unit for the e-Business Portfolio Series, which will be deducted in monthly installments of $.045 per Unit for each Select Portfolio Series and $.07 per Unit for the e-Business Portfolio Series on the 20th day of each month (or the preceding business day if the 20th day is not a business day) from June 20, 2000 through October 20, 2000. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will be more than 2.25% of the Public Offering Price for each Select Portfolio Series or more than 3.50% for the e-Business Portfolio Series. If you purchase Units after the first deferred sales charge payment has been deducted, your purchase price will include both the initial sales charge and any remaining deferred sales charge payments. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

(c) Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Income and Capital Distributions."

(d) You will bear all or a portion of the costs incurred in organizing your respective Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) For the e-Business Portfolio Series only, other operating expenses include the costs incurred by the e-Business Portfolio Series for annually updating that Trust's registration statement. Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(f) For each Select Portfolio Series, the Example represents the estimated costs incurred through each Trust's approximate 18-month life.

                   Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 378


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 378, comprised of the Bandwidth Select Portfolio Series; Biotechnology Select Portfolio Series; e-Business Select Portfolio Series; e-Tail Select Portfolio Series; Financial Services Select Portfolio Series; Internet Select Portfolio Series; Pharmaceutical Select Portfolio Series; Technology Select Portfolio Series; and e-Business Portfolio Series as of the opening of business on November 16, 1999. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on November 16, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 378, comprised of the Bandwidth Select Portfolio Series; Biotechnology Select Portfolio Series; e-Business Select Portfolio Series; e-Tail Select Portfolio Series; Financial Services Select Portfolio Series; Internet Select Portfolio Series; Pharmaceutical Select Portfolio Series; Technology Select Portfolio Series; and e-Business Portfolio Series at the opening of business on November 16, 1999 in conformity with generally accepted accounting principles.


                                              ERNST & YOUNG LLP


Chicago, Illinois
November 16, 1999

                   Statements of Net Assets

                                 FT 378


                    At the Opening of Business on the
                Initial Date of Deposit-November 16, 1999


                                                Bandwidth           Biotechnology       e-Business          e-Tail
                                                Select Portfolio    Select Portfolio    Select Portfolio    Select Portfolio
                                                Series              Series              Series              Series
                                                ____________        ____________        __________          __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)              $146,922            $148,996            $147,109            $147,599
Less liability for reimbursement to Sponsor
     for organization costs (3)                     (386)               (391)               (386)               (388)
Less liability for deferred sales charge (4)      (3,339)             (3,386)             (3,343)             (3,355)
                                                ________            ________            ________            ________
Net assets                                      $143,197            $145,219            $143,380            $143,856
                                                ========            ========            ========            ========
Units outstanding                                 14,840              15,050              14,859              14,909

ANALYSIS OF NET ASSETS
Cost to investors (5)                           $148,406            $150,501            $148,595            $149,089
Less maximum sales charge (5)                     (4,823)             (4,891)             (4,829)             (4,845)
Less estimated reimbursement to Sponsor
     for organization costs (3)                     (386)               (391)               (386)               (388)
                                                ________            ________            ________            ________
Net assets                                      $143,197            $145,219            $143,380            $143,856
                                                ========            ========            ========            ========
______________

See "Notes to Statements of Net Assets" on page 11.

                     Statements of Net Assets (cont'd.)

                                 FT 378


                    At the Opening of Business on the
                Initial Date of Deposit-November 16, 1999


                                                Financial Services  Internet Select   Pharmaceutical       Technology
                                                Select Portfolio    Portfolio         Select Portfolio     Select Portfolio
                                                Series              Series            Series               Series
                                                __________          _______________   ______________       ______________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)              $149,024            $147,625          $148,416             $146,996
Less liability for reimbursement to Sponsor
     for organization costs (3)                     (391)               (388)             (390)                (386)
Less liability for deferred sales charge (4)      (3,387)             (3,355)           (3,373)              (3,341)
                                                ________            ________          ________             ________
Net assets                                      $145,246            $143,882          $144,653             $143,269
                                                ========            ========          ========             ========
Units outstanding                                 15,053              14,912            14,991               14,848

ANALYSIS OF NET ASSETS
Cost to investors (5)                           $150,529            $149,116          $149,915             $148,481
Less maximum sales charge (5)                     (4,892)             (4,846)           (4,872)              (4,826)
Less estimated reimbursement to Sponsor
     for organization costs (3)                     (391)               (388)             (390)                (386)
                                                ________            ________          ________             ________
Net assets                                      $145,246            $143,882          $144,653             $143,269
                                                ========            ========          ========             ========

______________
See "Notes to Statements of Net Assets" on page 11.

                   Statements of Net Assets (cont'd.)

                                 FT 378


                    At the Opening of Business on the
                Initial Date of Deposit-November 16, 1999


                                                                                                         e-Business
                                                                                                         Portfolio
                                                                                                         Series
                                                                                                         ______________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $147,109

Less liability for reimbursement to Sponsor for organization costs (3)                                       (334)
Less liability for deferred sales charge (4)                                                               (5,201)
                                                                                                         ________
Net assets                                                                                               $141,574
                                                                                                         ========
Units outstanding                                                                                          14,859

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                    $148,595
Less maximum sales charge (5)                                                                              (6,687)
Less estimated reimbursement to Sponsor for organization costs (3)                                           (334)
                                                                                                         ________
Net assets                                                                                               $141,574
                                                                                                         ========
_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $1,800,000 will be allocated among each of the nine Trusts in FT 378, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for each Select Portfolio Series and $.0225 per Unit for the e-Business Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.225 per Unit in the case of each Select Portfolio Series, or $.35 per Unit in the case of the e-Business Portfolio Series, payable to us in five equal monthly installments beginning on June 20, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through October 20, 2000. If you redeem your Units before October 20, 2000 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 3.25% of the Public Offering Price per Unit for each Select Portfolio Series (equivalent to 3.283% of the net amount invested, exclusive of the deferred sales charge) or 4.50% of the Public Offering Price per Unit for the e-Business Portfolio Series (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                          Schedule of Investments

                    Bandwidth Select Portfolio Series
                                 FT 378


                    At the Opening of Business on the
                Initial Date of Deposit-November 16, 1999


                                                                                  Percentage
                                                                                  of Aggregate   Market      Cost of
Number       Ticker Symbol and                                                    Offering       Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                     Price          Share       the Trust (2)
_________    _____________________________________                                _________      ______      _________
             Communications Services
             _____________________
 71          AT         ALLTEL Corporation                                          4%           $ 83.438    $  5,924
129          T          AT&T Corp.                                                  4%             46.000       5,934
 94          BEL        Bell Atlantic Corporation                                   4%             63.375       5,957
129          BLS        BellSouth Corporation                                       4%             45.938       5,926
 78          LVLT       Level 3 Communications, Inc.                                4%             74.563       5,816
 67          WCOM       MCI WorldCom, Inc.                                          4%             87.875       5,888
154          QWST       Qwest Communications International Inc.                     4%             38.688       5,958
117          SBC        SBC Communications Inc.                                     4%             50.938       5,960

             Data Networking/Communications Equipment
             _________________________________________
121          ADCT       ADC Telecommunications, Inc.                                4%             48.688       5,891
 68          AMCC       Applied Micro Circuits Corporation                          4%             84.500       5,746
 34          BRCM       Broadcom Corporation (Class A)                              4%            173.063       5,884
 72          CSCO       Cisco Systems, Inc.                                         4%             82.750       5,958
 48          CMVT       Comverse Technology, Inc.                                   4%            123.125       5,910
 93          CNXT       Conexant Systems, Inc.                                      4%             60.375       5,615
 65          CMTN       Copper Mountain Networks, Inc.                              4%             91.063       5,919
214          ECIL       ECI Telecom Limited (3)                                     4%             27.625       5,912
 30          JDSU       JDS Uniphase Corporation                                    4%            195.000       5,850
 79          LU         Lucent Technologies Inc.                                    4%             74.125       5,856
 79          NT         Nortel Networks Corporation  (3)                            4%             75.000       5,925
 54          PMCS       PMC-Sierra, Inc.  (3)                                       4%            107.563       5,808
 86          TLAB       Tellabs, Inc.                                               4%             69.125       5,945
115          VTSS       Vitesse Semiconductor Corporation                           4%             51.750       5,951

             Wireless Communications
             _____________________
 52          MOT        Motorola, Inc.                                              4%            115.000       5,980
 49          NOK        Nokia Oy (ADR)                                              4%            120.188       5,889
 15          QCOM       QUALCOMM Incorporated                                       4%            368.000       5,520
                                                                                 ______                      _________
                              Total Investments                                   100%                       $146,922
                                                                                 ======                      =========

_____________

See "Notes to Schedules of Investments" on page 20.

                           Schedule of Investments

                  Biotechnology Select Portfolio Series
                                 FT 378


 At the Opening of Business on the Initial Date of Deposit-November 16,
                                  1999


                                                                                    Percentage
Number                                                                              of Aggregate Market        Cost of
of         Ticker Symbol and                                                        Offering     Value per     Securities to
Shares     Name of Issuer of Securities (1)                                         Price        Share         the Trust (2)
______     _______________________________________                                  __________   ______        _________
           Biotech
           _______
 61        AFFX        Affymetrix, Inc.                                             3.39%        $  82.750     $  5,048
 55        AMGN        Amgen Inc.                                                   3.31%           89.750        4,936
199        BCHE        BioChem Pharma Inc. (3)                                      3.34%           25.000        4,975
 70        BGEN        Biogen, Inc.                                                 3.33%           70.875        4,961
447        BTGC        Bio-Technology General Corp.                                 3.34%           11.125        4,973
116        CRA         Celera Genomics                                              3.32%           42.625        4,945
166        CHIR        Chiron Corporation                                           3.31%           29.750        4,938
156        ENZN        Enzon, Inc.                                                  3.49%           33.375        5,207
 68        DNA         Genentech, Inc.                                              3.27%           71.750        4,879
124        GENZ        Genzyme Corporation (General Division)                       3.34%           40.125        4,975
 54        HGSI        Human Genome Sciences, Inc.                                  3.28%           90.375        4,880
 43        IDPH        IDEC Pharmaceuticals Corporation                             3.33%          115.375        4,961
 80        IMNX        Immunex Corporation                                          3.36%           62.563        5,005
193        IVGN        Invitrogen Corporation                                       3.34%           25.813        4,982
 48        MEDI        MedImmune, Inc.                                              3.31%          102.688        4,929
 62        MLNM        Millennium Pharmaceuticals, Inc.                             3.32%           79.750        4,945
128        PDLI        Protein Design Labs, Inc.                                    3.32%           38.688        4,952
107        TKTX        Transkaryotic Therapies, Inc.                                3.38%           47.125        5,042

           Pharmaceuticals
           _____________
 90        AHP         American Home Products Corporation (4)                       3.38%           55.875        5,029
 64        BMY         Bristol-Myers Squibb Company                                 3.29%           76.500        4,896
 84        GLX         Glaxo Wellcome Plc (ADR)                                     3.30%           58.438        4,909
 48        JNJ         Johnson & Johnson                                            3.33%          103.500        4,968
 66        LLY         Eli Lilly and Company                                        3.27%           73.875        4,876
 66        MRK         Merck & Co., Inc.                                            3.33%           75.188        4,962
 64        NVTSY       Novartis AG (ADR)                                            3.32%           77.300        4,947
142        PFE         Pfizer Inc.                                                  3.34%           35.000        4,970
 42        ROHHY       Roche Holdings AG (ADR)                                      3.37%          119.610        5,024
 90        SGP         Schering-Plough Corporation                                  3.36%           55.563        5,001
 72        SBH         SmithKline Beecham Plc (ADR)                                 3.33%           68.875        4,959
 53        WLA         Warner-Lambert Company (4)                                   3.30%           92.875        4,922
                                                                                   ______                      ________
                             Total Investments                                       100%                      $148,996
                                                                                   ======                      ========
_________________

See "Notes to Schedules of Investments" on page 20.

                          Schedule of Investments

                   e-BUSINESS SELECT PORTFOLIO SERIES
                                 FT 378


                    At the Opening of Business on the
                Initial Date of Deposit-November 16, 1999


                                                                                   Percentage
                                                                                   of Aggregate   Market      Cost of
Number      Ticker Symbol and                                                      Offering       Value per   Securities to
of Shares   Name of Issuer of Securities (1)                                       Price          Share       the Trust (2)
_______     _______________________________________                                __________     ______      ________
            Horizontal Portals
            __________________
 39         AOL        America Online, Inc.                                          4%           $148.750    $  5,801
 28         ARBA       Ariba, Inc.                                                   4%            210.000       5,880
 20         CMRC       Commerce One, Inc.                                            4%            295.000       5,900
 52         PPRO       PurchasePro.com, Inc.                                         4%            116.250       6,045
 63         VERT       VerticalNet, Inc.                                             4%             93.000       5,859
 29         YHOO       Yahoo! Inc.                                                   4%            205.000       5,945

            Infrastructure
            ______________
 66         BVSN       BroadVision, Inc.                                             4%             89.375        5,899
 48         CHKP       Check Point Software Technologies Ltd. (3)                    4%            122.188        5,865
 21         ISLD       Digital Island                                                4%             49.438        5,982
 62         EXDS       Exodus Communications, Inc.                                   4%             92.875        5,758
 78         LVLT       Level 3 Communications, Inc.                                  4%             74.563        5,816
 67         WCOM       MCI WorldCom, Inc.                                            4%             87.875        5,888
 68         MSFT       Microsoft Corporation                                         4%             87.000        5,916
 93         SEBL       Siebel Systems, Inc.                                          4%             62.813        5,841
 34         VRSN       VeriSign, Inc.                                                4%            172.375        5,861

            Procurement
            ___________
 72         CSCO       Cisco Systems, Inc.                                           4%             82.750        5,958
 46         DELL       Dell Computer Corporation                                     4%             40.875        5,968
 62         IBM        International Business Machines Corporation                   4%             93.938        5,824
 72         ITWO       i2 Technologies, Inc.                                         4%             82.500        5,940
 91         ORCL       Oracle Corporation                                            4%             64.063        5,830

            Venture Capital
            _______________
 58         CMGI       CMGI Inc.                                                     4%            101.250        5,872
 38         ICGE       Internet Capital Group, Inc.                                  4%            156.000        5,928

            Vertical Portals
            _______________
 89         CMDX       Chemdex Corporation                                           4%             65.750        5,852
155         HLTH       Healtheon Corporation                                         4%             37.875        5,871
 83         PCOR       pcOrder.com, Inc.                                             4%             70.000        5,810
                                                                                 ______                        ________
                             Total Investments                                     100%                        $147,109
                                                                                 ======                        ========

_____________

See "Notes to Schedules of Investments" on page 20.

                          Schedule of Investments

                     e-Tail Select Portfolio Series
                                 FT 378


                    At the Opening of Business on the
                Initial Date of Deposit-November 16, 1999


                                                                                  Percentage
                                                                                  of Aggregate    Market       Cost of
Number      Ticker Symbol and                                                     Offering        Value per    Securities to
of Shares   Name of Issuer of Securities (1)                                      Price           Share        the Trust (2)
_______     _______________________________________                               __________      ______       ________
            Access Providers & Portals
            ______________________
129         T          AT&T Corp.                                                   4%            $ 46.000     $  5,934
 39         AOL        America Online, Inc.                                         4%             148.750        5,801
 67         WCOM       MCI WorldCom, Inc.                                           4%              87.875        5,888
154         QWST       Qwest Communications International Inc.                      4%              38.688        5,958
 29         YHOO       Yahoo! Inc.                                                  4%             205.000        5,945

            e-Tailers
            ________
 80         AMZN       Amazon.com, Inc.                                             4%              73.500        5,880
101         CDWC       CDW Computer Centers, Inc.                                   4%              59.125        5,972
146         DELL       Dell Computer Corporation                                    4%              40.875        5,968
 42         EBAY       eBay Inc.                                                    4%             140.688        5,909
158         GPS        The Gap, Inc.                                                4%              37.875        5,984
 71         GTW        Gateway Inc.                                                 4%              82.500        5,857
155         IBI        Intimate Brands, Inc.                                        4%              38.500        5,967
138         SCH        The Charles Schwab Corporation                               4%              43.250        5,968
 98         WMT        Wal-Mart Stores, Inc.                                        4%              58.938        5,776

            Financial/Transactional Services
            ______________________
 38         AXP        American Express Company                                     4%             157.250        5,975
118         COF        Capital One Financial Corporation                            4%              50.188        5,922
132         FDC        First Data Corporation                                       4%              45.250        5,973

            Internet Infrastructure
            ______________________
 66         BVSN       BroadVision, Inc.                                            4%              89.375        5,899
 72         CSCO       Cisco Systems, Inc.                                          4%              82.750        5,958
 73         EMC        EMC Corporation                                              4%              80.188        5,854
 62         EXDS       Exodus Communications, Inc.                                  4%              92.875        5,758
 79         INTC       Intel Corporation                                            4%              74.063        5,851
 68         MSFT       Microsoft Corporation                                        4%              87.000        5,916
 91         ORCL       Oracle Corporation                                           4%              64.063        5,830
 49         SUNW       Sun Microsystems, Inc.                                       4%             119.500        5,856
                                                                                 ______                        ________
                             Total Investments                                    100%                         $147,599
                                                                                 ======                        ========

_____________

See "Notes to Schedules of Investments" on page 20.

                        Schedule of Investments

               Financial Services Select Portfolio Series
                                 FT 378


 At the Opening of Business on the Initial Date of Deposit-November 16,
                                  1999


                                                                                  Percentage
                                                                                  of Aggregate   Market       Cost of
Number      Ticker Symbol and                                                     Offering       Value per    Securities to
of Shares   Name of Issuer of Securities (1)                                      Price          Share        the Trust (2)
_______     _______________________________________                               __________     ______       ________
            Banks & Thrifts
            _________________
 75         BAC        Bank of America Corporation                                3.31%          $ 65.750     $  4,931
206         COFI       Charter One Financial, Inc.                                3.33%            24.063        4,957
 60         CMB        The Chase Manhattan Corporation                            3.33%            82.750        4,965
175         FSR        Firstar Corporation                                        3.33%            28.375        4,966
118         FLT        Fleet Boston Corporation                                   3.35%            42.375        5,000
 65         STT        State Street Corporation                                   3.36%            77.125        5,013
150         WM         Washington Mutual, Inc.                                    3.32%            33.000        4,950
105         WFC        Wells Fargo Company                                        3.33%            47.250        4,961

            Financial Services
            _________________
 32         AXP        American Express Company                                   3.38%           157.250       5,032
 98         COF        Capital One Financial Corporation                          3.30%            50.188        4,919
 89         C          Citigroup Inc.                                             3.33%            55.688        4,956
159         CCR        Countrywide Credit Industries, Inc.                        3.27%            30.688        4,879
 71         FNM        Fannie Mae                                                 3.32%            69.750        4,952
 95         FRE        Freddie Mac                                                3.35%            52.563        4,994
113         HI         Household International, Inc.                              3.35%            44.125        4,986
 80         ING        ING Groep N.V. (ADR)                                       3.34%            62.313        4,985
182         KRB        MBNA Corporation                                           3.34%            27.313        4,971
 61         PVN        Providian Financial Corporation                            3.35%            81.750        4,987

            Insurance
            __________
 96         AFL        AFLAC Incorporated                                         3.39%            52.688        5,058
142         AXF        AXA Financial, Inc.                                        3.27%            34.313        4,873
173         ALL        The Allstate Corporation                                   3.32%            28.625        4,952
 47         AIG        American International Group, Inc.                         3.29%           104.188        4,897
 86         CB         The Chubb Corporation                                      3.29%            57.063        4,907
 55         PGR        The Progressive Corporation                                3.32%            89.875        4,943

            Investment Services
            _________________
115         NITE       Knight/Trimark Group, Inc. (Class A)                       3.49%            45.250        5,204
 62         LEH        Lehman Brothers Holdings Inc.                              3.31%            79.500        4,929
 60         MER        Merrill Lynch & Co., Inc.                                  3.33%            82.688        4,961
 41         MWD        Morgan Stanley Dean Witter & Co.                           3.33%           121.063        4,964
134         TROW       T. Rowe Price Associates, Inc.                             3.33%            37.000        4,958
115         SCH        The Charles Schwab Corporation                             3.34%            43.250        4,974
                                                                                 ______                       _________
                             Total Investments                                     100%                       $149,024
                                                                                 ======                       =========
_____________

See "Notes to Schedules of Investments" on page 20.

                    Schedule of Investments

                    Internet Select Portfolio Series
                                 FT 378


 At the Opening of Business on the Initial Date of Deposit-November 16,
                                  1999


                                                                                  Percentage
                                                                                  of Aggregate    Market       Cost of
Number      Ticker Symbol and                                                     Offering        Value per    Securities to
of Shares   Name of Issuer of Securities (1)                                      Price           Share        the Trust (2)
_______     _______________________________________                               __________      ______       ________
            Access/Information Providers
            ________________________
107         T          AT&T Corp.                                                 3.33%           $ 46.000     $  4,922
 32         AOL        America Online, Inc.                                       3.23%            148.750        4,760
 56         WCOM       MCI WorldCom, Inc.                                         3.33%             87.875        4,921
128         QWST       Qwest Communications International Inc.                    3.36%             38.688        4,952

            Data Networking/Communications Equipment
            ____________________________________
 60         CSCO       Cisco Systems, Inc.                                        3.36%             82.750        4,965
 54         CMTN       Copper Mountain Networks, Inc.                             3.33%             91.063        4,917
 66         LU         Lucent Technologies Inc.                                   3.31%             74.125        4,892
 66         NT         Nortel Networks Corporation (3)                            3.35%             75.000        4,950
 45         PMCS       PMC-Sierra, Inc. (3)                                       3.28%            107.563        4,840
 72         TLAB       Tellabs, Inc.                                              3.37%             69.125        4,977
 96         VTSS       Vitesse Semiconductor Corporation                          3.37%             51.750        4,968

            Computers & Peripherals
            _____________________
121         DELL       Dell Computer Corporation                                  3.35%             40.875        4,946
 61         EMC        EMC Corporation                                            3.31%             80.188        4,891
 60         GTW        Gateway Inc.                                               3.35%             82.500        4,950
 66         HWP        Hewlett-Packard Company                                    3.34%             74.625        4,925
 66         INTC       Intel Corporation                                          3.31%             74.063        4,888
 52         IBM        International Business Machines Corporation                3.31%             93.938        4,885
 41         SUNW       Sun Microsystems, Inc.                                     3.32%            119.500        4,900

            Internet Content
            _____________
 48         CMGI       CMGI Inc.                                                  3.29%            101.250        4,860
 31         ICGE       Internet Capital Group, Inc.                               3.28%            156.000        4,836
 52         TMPW       TMP Worldwide Inc.                                         3.32%             94.188        4,898
 24         YHOO       Yahoo! Inc.                                                3.33%            205.000        4,920

            Online Brokerage
            ______________
115         NITE       Knight/Trimark Group, Inc. (Class A)                       3.53%             45.250        5,204
115         SCH        The Charles Schwab Corporation                             3.37%             43.250        4,974

            Software
            _______
 55         BVSN       BroadVision, Inc.                                          3.33%            89.375         4,916
 40         CHKP       Check Point Software Technologies Ltd. (3)                 3.31%           122.188         4,888
 52         EXDS       Exodus Communications, Inc.                                3.27%            92.875         4,829
148         INTU       Intuit Inc.                                                3.40%            33.938         5,023
 57         MSFT       Microsoft Corporation                                      3.36%            87.000         4,959
 76         ORCL       Oracle Corporation                                         3.30%            64.063         4,869
                                                                                 ______                       _________
                             Total Investments                                     100%                        $147,625
                                                                                 ======                       =========
_____________

See "Notes to Schedules of Investments" on page 20.

                      Schedule of Investments

                 Pharmaceutical Select Portfolio Series
                                 FT 378


 At the Opening of Business on the Initial Date of Deposit-November 16,
                                 1999


                                                                                   Percentage
                                                                                   of Aggregate   Market       Cost of
Number      Ticker Symbol and                                                      Offering       Value per    Securities to
of Shares   Name of Issuer of Securities (1)                                       Price          Share        the Trust (2)
_______     _______________________________________                                __________     ______       ________
202         ABT        Abbott Laboratories                                           5%           $ 36.563     $  7,386
 82         AMGN       Amgen Inc.                                                    5%             89.750        7,360
298         BCHE       BioChem Pharma Inc. (3)                                       5%             25.000        7,450
105         BGEN       Biogen, Inc.                                                  5%             70.875        7,442
 96         BMY        Bristol-Myers Squibb Company                                  5%             76.500        7,344
249         CHIR       Chiron Corporation                                            5%             29.750        7,408
328         ELN        Elan Corporation Plc (ADR)                                    5%             22.813        7,483
186         GENZ       Genzyme Corporation (General Division)                        5%             40.125        7,463
126         GLX        Glaxo Wellcome Plc (ADR)                                      5%             58.438        7,363
 65         IDPH       IDEC Pharmaceuticals Corporation                              5%            115.375        7,499
 72         JNJ        Johnson & Johnson                                             5%            103.500        7,452
206         JMED       Jones Pharma Incorporated                                     5%             35.875        7,390
 99         LLY        Eli Lilly and Company                                         5%             73.875        7,314
 99         MRK        Merck & Co., Inc.                                             5%             75.188        7,444
 95         NVTSY      Novartis AG (ADR)                                             5%             77.300        7,343
214         PFE        Pfizer Inc.                                                   5%             35.000        7,490
 62         ROHHY      Roche Holdings AG (ADR)                                       5%            119.610        7,416
135         SGP        Schering-Plough Corporation                                   5%             55.563        7,501
108         SBH        SmithKline Beecham Plc (ADR)                                  5%             68.875        7,438
 80         WLA        Warner-Lambert Company (4)                                    5%             92.875        7,430
                                                                                 ______                        _________
                             Total Investments                                     100%                        $148,416
                                                                                 ======                        =========
_____________

See "Notes to Schedules of Investments" on page 20.

                       Schedule of Investments

                   Technology Select Portfolio Series
                                 FT 378


 At the Opening of Business on the Initial Date of Deposit-November 16,
                                  1999


                                                                                   Percentage
                                                                                   of Aggregate  Market       Cost of
Number      Ticker Symbol and                                                      Offering      Value per    Securities to
of Shares   Name of Issuer of Securities (1)                                       Price         Share        the Trust (2)
_______     _______________________________________                                __________    ______       ________
            Computers & Peripherals
            _____________________
146         DELL       Dell Computer Corporation                                     4%          $ 40.875     $  5,968
 73         EMC        EMC Corporation                                               4%            80.188        5,854
 71         GTW        Gateway Inc.                                                  4%            82.500        5,858
 79         HWP        Hewlett-Packard Company                                       4%            74.625        5,895
 62         IBM        International Business Machines Corporation                   4%            93.938        5,824
 69         SLR        Solectron Corporation                                         4%            85.688        5,912
 49         SUNW       Sun Microsystems, Inc.                                        4%           119.500        5,855

            Computer Software & Services
            ___________________________
 85         BMCS       BMC Software, Inc.                                            4%            68.938        5,860
 48         CHKP       Check Point Software Technologies Ltd. (3)                    4%           122.188        5,865
190         CPWR       Compuware Corporation                                         4%            31.438        5,973
 68         MSFT       Microsoft Corporation                                         4%            87.000        5,916
 91         ORCL       Oracle Corporation                                            4%            64.063        5,830

            Data Networking/Communications Equipment
            ___________________________________
 72         CSCO       Cisco Systems, Inc.                                           4%            82.750        5,958
 79         LU         Lucent Technologies Inc.                                      4%            74.125        5,856
 49         NOK        Nokia Oy (ADR)                                                4%           120.188        5,889
 79         NT         Nortel Networks Corporation (3)                               4%            75.000        5,925
 15         QCOM       QUALCOMM Incorporated                                         4%           368.000        5,520
 86         TLAB       Tellabs, Inc.                                                 4%            69.125        5,945

            Semiconductors & Semiconductor Equipment
            ___________________________________
 93         ALTR       Altera Corporation                                            4%            63.500        5,906
 56         AMAT       Applied Materials, Inc.                                       4%           105.250        5,894
 79         INTC       Intel Corporation                                             4%            74.063        5,851
 70         MXIM       Maxim Integrated Products, Inc.                               4%            84.563        5,919
 48         QLGC       QLogic Corporation                                            4%           122.438        5,877
 60         TXN        Texas Instruments Incorporated                                4%            98.250        5,895
115         VTSS       Vitesse Semiconductor Corporation                             4%            51.750        5,951
                                                                                 ______                       _________
                             Total Investments                                     100%                       $146,996
                                                                                 ======                       =========
_____________

See "Notes to Schedules of Investments" on page 20.

                      Schedule of Investments

                       e-BUSINESS PORTFOLIO SERIES
                                 FT 378


                    At the Opening of Business on the
                Initial Date of Deposit-November 16, 1999


                                                                                   Percentage
                                                                                   of Aggregate   Market      Cost of
Number       Ticker Symbol and                                                     Offering       Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                      Price          Share       the Trust (2)
_______      _______________________________________                               __________     ______      ________

             Horizontal Portals
             __________________
 39          AOL        America Online, Inc.                                          4%           $148.750    $  5,801
 28          ARBA       Ariba, Inc.                                                   4%            210.000       5,880
 20          CMRC       Commerce One, Inc.                                            4%            295.000       5,900
 52          PPRO       PurchasePro.com, Inc.                                         4%            116.250       6,045
 63          VERT       VerticalNet, Inc.                                             4%             93.000       5,859
 29          YHOO       Yahoo! Inc.                                                   4%            205.000       5,945

             Infrastructure
             ______________
 66          BVSN       BroadVision, Inc.                                             4%             89.375       5,899
 48          CHKP       Check Point Software Technologies Ltd. (3)                    4%            122.188       5,865
121          ISLD       Digital Island                                                4%             49.438       5,982
 62          EXDS       Exodus Communications, Inc.                                   4%             92.875       5,758
 78          LVLT       Level 3 Communications, Inc.                                  4%             74.563       5,816
 67          WCOM       MCI WorldCom, Inc.                                            4%             87.875       5,888
 68          MSFT       Microsoft Corporation                                         4%             87.000       5,916
 93          SEBL       Siebel Systems, Inc.                                          4%             62.813       5,841
 34          VRSN       VeriSign, Inc.                                                4%            172.375       5,861

             Procurement
             ____________
 72          CSCO       Cisco Systems, Inc.                                           4%             82.750       5,958
146          DELL       Dell Computer Corporation                                     4%             40.875       5,968
 62          IBM        International Business Machines Corporation                   4%             93.938       5,824
 72          ITWO       i2 Technologies, Inc.                                         4%             82.500       5,940
 91          ORCL       Oracle Corporation                                            4%             64.063       5,830

             Venture Capital
             _______________
 58          CMGI       CMGI Inc.                                                     4%            101.250       5,872
 38          ICGE       Internet Capital Group, Inc.                                  4%            156.000       5,928

             Vertical Portals
             ________________
 89          CMDX       Chemdex Corporation                                           4%             65.750       5,852
155          HLTH       Healtheon Corporation                                         4%             37.875       5,871
 83          PCOR       pcOrder.com, Inc.                                             4%             70.000       5,810
                                                                                   ______                      ________
                              Total Investments                                     100%                       $147,109
                                                                                   ======                      ========

_____________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on November 15, 1999. Each Select Portfolio Series has a Mandatory Termination Date of May 16, 2001. The e-Business Portfolio Series has a Mandatory Termination Date of October 15, 2004.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation

Page 20

Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                    Cost of
                                                    Securities      Profit
                                                    to Sponsor      (Loss)
                                                    _________       _______
Bandwidth Select Portfolio Series                   $147,059        $(137)
Biotechnology Select Portfolio Series                149,114         (118)
e-Business Select Portfolio Series                   147,269         (160)
e-Tail Select Portfolio Series                       147,655          (56)
Financial Services Select Portfolio Series           149,093          (69)
Internet Select Portfolio Series                     147,669          (44)
Pharmaceutical Select Portfolio Series               148,544         (128)
Technology Select Portfolio Series                   147,031          (35)
e-Business Portfolio Series                          147,269         (160)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(4) American Home Products Corporation ("American Home") has recently announced plans to merge with Warner-Lambert Company ("Warner-Lambert") to create a new company to be called AmericanWarner Inc. ("AmericanWarner"). As per the terms of the merger agreement, each shareholder of American Home will receive 1 share of AmericanWarner for each share of American Home held; and each shareholder of Warner-Lambert will receive 1.4919 shares of AmericanWarner for each share of Warner-Lambert held. As a result of this expected transaction, it is anticipated that the Biotechnology Select Portfolio Series will receive shares of common stock of AmericanWarner in exchange for the shares of both American Home and Warner-Lambert which it holds and it is anticipated that the Pharmaceutical Select Portfolio Series will receive shares of common stock of AmericanWarner in exchange for the shares of Warner-Lambert which it holds. The transaction is subject to the approval of shareholders of both companies.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of a unit investment trust which we have named the FT Series. We designate each of these series of the FT Series with a different series number. Each of the following is a separate portfolio, or series, of FT 378:

- Bandwidth Select Portfolio Series

- Biotechnology Select Portfolio Series

- e-Business Select Portfolio Series

- e-Tail Select Portfolio Series

- Internet Select Portfolio Series

- Financial Services Select Portfolio Series

- Pharmaceutical Select Portfolio Series

- Technology Select Portfolio Series

- e-Business Portfolio Series

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

Mandatory Termination Date.

Each Trust will terminate on the Mandatory Termination Date set forth in the "Summary of Essential Information" for each Trust. Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited contracts to buy the Securities with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

With our deposit of Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.


The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the industry sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.


Bandwidth Select Portfolio Series consists of a portfolio of common stocks of telecommunications companies which are focusing on bandwidth technologies. The term bandwidth refers to the amount of information that can be transmitted from one user to another in a given amount of time. The speed at which these signals travel is often as important to the end-user as the information that is being transmitted. The growing demand for bandwidth is being driven by the surge in the volume and complexity of data communications on the Internet. For example, it would take more bandwidth to download a video game off the Internet in one second than a page of text.

Now that the Internet infrastructure is firmly in place, the demand for bandwidth should continue to grow as more people access the Web worldwide, and as telecommunications service providers begin to mass market their newer and faster broadband systems.

The following factors support our positive outlook for the companies in this portfolio:

- Communications networks presently carry nearly 30 times more voice traffic than data. In light of the growth in Internet usage, data traffic is expected to surpass voice communications in the years ahead.

- Wireless communications is now the fastest growing segment of the communications equipment market. The demand for wireless products and services should continue to grow as analog networks are upgraded to digital systems. Digital signals will accommodate wireless data communications and potentially increase demand for bandwidth.

- The transition from copper wiring to fiber-optics is occurring at a brisk pace. In 1998, it is estimated that over 20 million miles of fiber cables were installed across the United States.

- Internet access revenues are expected to shift from independent Internet service providers to telecom and cable companies.

Deregulation. The U.S. Telecommunications Act of 1996 and the 1997 Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment. New service providers, such as Level 3 Communications, are investing aggressively in network equipment.

Broadband Systems. The future of high-speed access to the Internet lies in Digital Subscriber Lines (DSL) and cable modems. A new DSL technology standard, known as the G.Lite, will allow for high-speed Internet access concurrent with normal telephone service. The technology can be installed directly by consumers into their PCs, so there will be no added cost to the telecommunications carriers.

Communications Equipment. The demand for value-added services, like high-speed Internet access, should continue to fuel demand for more bandwidth and communications equipment. On a worldwide basis, demand for communications equipment was estimated at approximately $250 billion in 1997. With the level of competition intensifying, telecommunications companies have the potential to spend more on equipment in the future.

Biotechnology Select Portfolio Series consists of a portfolio of common stocks of biotechnology companies and pharmaceutical companies actively participating in the biotechnology industry.

The biotechnology industry was founded in the seventies and successfully launched its first products in the early eighties. By the start of the nineties, many in the investment community believed that biotechnology was on the verge of becoming a revolutionary growth industry, somewhat like the Internet is now. Eventually, however, the demand for biotech stocks diminished for various reasons, including a limited supply of products.

As the nineties draw to a close, interest in biotechnology is being reignited thanks to a strong pipeline of promising new medicines. On average, it takes 10-15 years for a new drug to go from development to market, and there are currently over 300 products in the late stages of clinical trials, compared to only 30 back in 1991. Since the first biotech breakthrough in 1982, which involved genetically engineered human insulin, another 53 products have come to market. A faster FDA approval process, an increase in the length of patent protection and advances in computer technology are improvements which have the potential to help biotech and pharmaceutical companies expedite the development and approval of their products and grow their businesses. Therefore, the outlook for the biotechnology industry has improved due to a more efficient infrastructure that now incorporates product development, marketing and distribution.

The following factors support our positive outlook for the biotechnology industry:

- The biotechnology industry is projected to generate over $20 billion in revenues in 1999, approximately a 21% increase over 1998.

- Currently, there are approximately 140 pharmaceutical and biotechnology companies testing biotechnology products. The costs associated with developing these products can range from $250-300 million per drug. The leading biotech companies commit 15-50% of total revenues to research and development. Such excessive costs have inspired many biotech firms to seek capital investment from pharmaceutical companies through licensing agreements and other collaborations. By combining resources, biotech firms not only receive the capital that they need to operate, but also gain access to marketing and distribution channels. Nearly 1,000 such deals have been made since 1993.

- We believe that future growth prospects for the industry are bright due to the potential for an increased demand from an aging population that is facing longer life expectancies.

- The industry is focusing on society's most pressing healthcare needs. For example, approximately 151 of the 350 products in the developmental stage are related to the treatment of cancer, which is currently the second leading cause of death in the United States, after cardiovascular disease. That constitutes more than 40% of the new treatments in development.


e-Business Select Portfolio Series and e-Business Portfolio Series each consist of a portfolio of common stocks of companies that are either marketing their goods and services on the Internet or selling their products and services to those companies transacting business on the Web. e-Business Select Portfolio Series has a Mandatory Termination Date of approximately 18 months whereas the e-Business Portfolio Series has a Mandatory Termination Date of approximately five years.



Until recently, the media has focused its attention primarily on companies that are engaging in business to consumer e-commerce. It is now becoming apparent, however, that business-to-business e-commerce is growing at a much faster rate than the more consumer driven market.


The following factors support our positive outlook for business-to-business e-commerce:

- The Internet economy, though still in its formative stages, generated $300 billion in revenue in the U.S in 1998. To put this new economy into perspective, the auto and telecommunications industries, far more mature, generated $350 and $270 billion of revenue respectively, over the same period.


- It is estimated that as e-commerce evolves, business-to-business revenues have the potential to outpace business to consumer revenues by approximately tenfold. Business to consumer companies may dominate the total number of e-commerce companies (approximately 64%, compared to approximately 36% providing business-to-business services in 1998), but the majority of total revenue is being generated by business to business e-commerce (approximately 23% of total revenue for business to consumer compared to approximately 77% of total revenue for business-to-business).


- The revenues generated by e-commerce are only half the story. The cost savings associated with transacting business on the Internet could be substantial. It is estimated that corporations around the world have the potential to experience an aggregate cost savings in excess of a trillion dollars over the next several years.


A New Breed Of Middlemen. In the bricks-and-mortar business world they are known as middlemen, but in the cyber-world they are called intermediaries. They serve the same purpose, which is to act as market makers and help facilitate transactions between businesses. Intermediaries are essentially network hubs, comparable to airline hubs that route travelers making connecting flights. They generate revenues by charging transaction fees for bringing buyers and sellers together. Intermediaries help make e-Business run faster-better-cheaper.


Technology Makes it Possible. We believe that technology-based companies, especially those involved in creating the Internet infrastructure and those that provide access to the Internet, are in an ideal position to capitalize on the potential growth of business-to-business e-commerce. More specifically, the emphasis will be on computer hardware and software companies that design products to improve front and back-office capabilities, ranging from raw materials procurement to the delivery of finished goods. It is technology that will allow companies to communicate effectively in real time with their customers and suppliers.


No Boundaries. The motivation behind the business-to-business sales model is to transact business faster-better-cheaper, but it accomplishes much more. By conducting business online, companies are not only removing geographical boundaries, both domestically and globally, but are eliminating many of the boundaries that have long prevented many smaller companies from engaging in business with their larger counterparts. As the business-to-business marketplace expands, we believe that the companies in the e-Business Select Portfolio Series and e-Business Portfolio Series have the potential to participate in growth opportunities.


e-Tail Select Portfolio Series consists of a portfolio of common stocks of retailers that market their goods and services on the Internet and the technology companies that create the tools to make it possible.

In the past three years, online retail sales have jumped from $1.1 billion in 1996 to approximately $8 billion in 1998. Some companies believe so strongly in the future of e-tailing that they have abandoned more traditional business models in favor of a total commitment to e-commerce, while others are moving quickly to incorporate the Internet into their existing infrastructures.

The most obvious benefit to companies selling online is that the Internet provides a new method of product distribution. Because the Internet allows companies to operate without geographical limitations and potentially grow their businesses in a cost-effective manner, the future growth potential of selling goods and services online could impact more than just the retail industry. We believe that technology-based companies, especially those involved in creating the Internet infrastructure and those that provide access to the Internet, are in an ideal position to capitalize on this growth potential. These companies include a diversified group of technology companies that are developing and marketing products and services to help other companies manage their online businesses more effectively.

Another valuable benefit to engaging in e-commerce is customer interaction. It is proving to be a very effective way of conducting marketing research to learn about the buying habits of consumers. In fact, a recent survey in The Industry Standard stated that more than 50% of top level executives reported that factors such as data collected for marketing, improved customer service and the degree of customer interaction were key elements to the online success of their businesses. In addition, factors such as cost reduction, sales completed and the number of Web site hits/visits were also cited as significant.

The following factors support our positive outlook for the online retail industry:

- Over 24 million Internet users purchased something online in the second quarter of 1999, an increase of approximately 10 million over the second quarter of 1998.

- It is estimated that there will be a record number of online purchases this holiday season, with U.S. companies poised to collect a majority of these e-commerce revenues.

The information technology industry, which includes personal computer makers, software companies and data networking equipment makers, generated at least a third of the nation's economic growth between 1995 and 1998.

55% of all Internet-linked machines have been used for e-commerce and related activities, which include purchases, financial transactions and shopping.

Like technology, the retail industry has experienced a bit of a revolution during the nineties. The new buzzword in retail is "value" and it pertains to consumers demanding higher quality, greater selection and convenience at reasonable prices. Today, the average consumer is spending less time shopping, but more dollars per visit. We believe the companies selected are committed to e-commerce and to delivering value to the consumer.

Financial Services Select Portfolio Series consists of a portfolio of common stocks of banks and thrifts, financial and investment service providers and insurance companies. Companies in the financial services industry continue to prosper as the 1990s draw to a close. Two of the biggest catalysts cited for the surge in the demand for financial products and services in recent years are a robust economy and an aging population.

The U.S. economy is in its ninth year of expansion. The combination of low interest rates, low inflation and low unemployment has been a boon for the securities industry, banks, mortgage lenders and credit card issuers.

With respect to an aging population, nearly three out of ten people in the United States are baby boomers. As a demographic, they can influence demand by sheer size alone.

The following factors support our positive outlook for the financial services industry:

- A concern of many Americans, especially those nearing retirement, is the status of Social Security. With government resources vulnerable to shortfalls, boomers recognize the importance of investing during their peak earnings years.

- The commercial banking industry is considered to be as healthy today as it has ever been. The overcapacity that once prevailed in this industry has been reduced through mergers and acquisitions.


- Regulatory changes, such as amendments made to interstate banking laws and the recently enacted financial-services overhaul legislation, have opened new markets to banks and other financial services companies that were previously prohibited by law.


- An aging population could create higher demand for life and other insurance products.

The Battle for Consumers. Consumers are becoming increasingly interested in bundling different financial services from non-traditional sources, including insurance and brokerage through banks; bank accounts and credit cards through brokers; and loans through insurance companies.

Cross-Selling Product Lines. Financial services companies are facing fierce levels of competition in today's marketplace. Regulatory reform has, in effect, dropped many of the legislative barriers to entry and has transformed what was once a highly fragmented industry into one that is more commodity-like. The ability to retain a customer's assets could hinge on the ability to offer products ranging from savings accounts to insurance.


New Methods of Distribution. Offering investment products online is a relatively new concept, but early reports suggest that e-commerce can be an effective way to attract new customers and cross-sell existing customers. Wells Fargo, the nation's largest online banker, servicing approximately one million accounts, is a good example of how financial services companies are capitalizing on the move towards e-commerce. Their online customers reportedly maintain higher deposit balances, buy more products and cost less to service than traditional bank customers.


Industry Leaders Have an Edge. Owning a fixed portfolio of industry leaders in the financial services sector is worth consideration for a couple of important reasons. First, implementing a one-stop shopping strategy is very capital intensive. Second, the need to upgrade technology is paramount to servicing new product lines and distribution channels, such as selling online. Many believe these companies are best positioned to provide consumers with the best products and services in the new millennium.

Internet Select Portfolio Series consists of a portfolio of common stocks of technology companies which provide products or services for, or conduct business on, the Internet.

The number of individuals connecting to the World Wide Web is growing daily. More people are signing up with Internet access companies, and still more are upgrading their computers to make Internet linkage possible. We believe Internet usage will continue to expand and companies involved in businesses related to the Internet will benefit.

The following factors support our positive outlook for the companies in the Internet-related industry:

- More than 58 million adults are online in the United States alone, and the number of online users is expected to dramatically increase in the future.

- A new computer is added to the Internet approximately every four seconds.

- Business-to-business electronic commerce is anticipated to exceed $291 billion by 2000, up from an estimated $9.5 billion in 1997.



-  Nearly 3,000 new websites are added every day.


- Improved security measures are helping fuel consumer transactions over the Web.

- New technologies are making high-speed data and video connections to the Internet possible.

- There has been an increase in consolidation and mergers among Internet-related companies.

-  Faster, more efficient technology continues to become more affordable.

- Rising standards of living and more disposable income worldwide make Internet usage possible for more people.

Pharmaceutical Select Portfolio Series consists of a portfolio of common stocks of pharmaceutical companies. The pharmaceutical industry generated over $300 billion in sales worldwide in 1998, nearly $125 billion of which was made by U.S. drugmakers. The industry is highly competitive and extremely capital intensive. Drugmakers spend in excess of $21 billion annually on researching and developing new products. The amount of capital invested in research and development ("R&D") has nearly doubled every five years since 1970.

There are approximately 78 million baby boomers living in the United States, some of whom will begin turning 65 after 2010. Currently, it is estimated that 70% of Americans over the age of 65 suffer from cardiovascular disease. It is believed that as average life expectancies increase, the number of people at risk for disease will increase.

The following factors support our positive outlook for the pharmaceutical industry:

- Numerous pharmaceutical scientists are currently researching over 1,000 new medicines. Pharmaceutical companies have generated more than 100 new treatments in the last two years.

- Pharmaceutical companies have staffed up their sales forces to increase market shares. The top 40 drugmakers currently employ approximately 59,000 representatives in the United States, up from 34,000 in 1994.

- Foreign demand for pharmaceuticals is growing, especially in emerging countries. U.S. drug companies sold an estimated $43 billion abroad in 1998, approximately 54% of total U.S. sales.

- Managed care providers, especially HMOs, encourage the use of pharmaceuticals because they are regarded as a relatively inexpensive form of treatment and are less invasive.

- Research-based pharmaceutical companies continue to invest record-setting amounts on research and development. Spending is expected to increase by 14.1% in 1999 to a new record level of $24.03 billion.

The Food & Drug Administration. In 1997, the Food and Drug
Administration (FDA) relaxed its restrictions on pharmaceutical companies advertising drugs directly to the public. The FDA, which now has a faster review process in place, is creating a business environment that could make it quicker and more economical for some drugmakers to bring new products to market.


Ad Spending Is On The Rise. Direct-To-Consumer (DTC) advertising totaled $1.3 billion in 1998. The amount spent on television ads featuring prescription drugs was $664 million, more than double the amount in 1997. Drugmakers are promoting their products to the public through all of the major media outlets including television, radio, magazines and newspapers. Advertising allows companies to educate the public about diseases and treatments as well as gather information that will help them target consumers in the future.


Demand Driven By Need. Pharmaceutical companies have initiated a number of cost-containment measures such as using the Internet to reduce administrative costs and forging alliances with biotechnology companies to share expertise and the costs associated with R&D. Ultimately, the demand for prescription and over-the-counter drugs is driven more by need than price. An aging population coupled with longer life expectancies should help support, if not boost, demand for drugs in the future.

Technology Select Portfolio Series consists of a portfolio of common stocks of technology companies involved in the manufacturing, sales or servicing of computers and peripherals, data networking/communications equipment and software. If you are looking to invest in cutting-edge technology, you may not need to look any further than the Internet. It is now estimated that over 100 million people are connected to the Web worldwide. The technology that makes it all possible is developed by computer, software, networking and communications companies. Now that the infrastructure is in place, the focus of technology is shifting to e-commerce.

E-commerce can be divided into two main categories: business-to-consumer and business-to-business. Business-to-business online revenues totaled $43 billion in 1998, while business-to-consumer revenues were estimated to be in the area of $13 billion. The potential of e-commerce is so great that many computer companies, like IBM, are marketing themselves as "e-business" companies.

The following factors support our positive outlook for the technology industry:

- Half of all U.S. households own a computer. Lower-income households are buying personal computers at a faster rate than any other segment, in part because of the introduction of models that retail below $1,000.

- Approximately 31 million U.S. households are connected to the Internet. In addition, 28 million offices are connected, an increase of 76% over early 1998.

- Communications networks presently carry nearly 30 times more voice traffic than data. In light of the growth in Internet usage, data traffic is expected to surpass voice communications in the years ahead.

- Semiconductor sales, tempered in recent years by economic weakness in Asia, are expected to rebound and experience strong growth in 2000 and 2001.

- The expanding use of e-commerce is expected to result in significant cost savings in business-to-consumer transactions.

- Using the Internet to improve forecasting and replenishment of products, companies should be able to reduce inventory costs as suppliers are linked by just-in-time inventory systems.

- E-commerce should dramatically reduce the amount of time it takes to process orders. In addition, customer service costs should be reduced through the use of a Web customer service interface to decrease errors.

Software Solutions. E-commerce is creating demand and opportunity for software products in many areas including supply-chain management (SCM) and database software. These software systems can navigate massive amounts of data to help streamline manufacturing and distribution, monitor inventories and perform transaction management.

Data Networking. The value of information lies in its application. Computer networks connect computers and peripheral equipment so that information can be shared. As e-commerce evolves, the need for businesses to network with suppliers and customers should create strong demand for those companies that provide equipment and data networking services.

Higher Productivity. Technology has played an integral part in the economic prosperity enjoyed by the United States during the 1990s. It has helped increase productivity and curb inflation. The Internet should continue to fuel technological innovation for years to come as businesses of all sizes go online to increase distributions and boost efficiency. The Technology Select Portfolio Series invests in companies that have the potential to benefit from the future growth in e-commerce.

Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S., and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.


Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of the Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Certain of the Securities in certain Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Bandwidth/Communications Industry. The Bandwidth Select Portfolio Series consists of telecommunications companies which are focusing on bandwidth technologies. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Biotechnology/Pharmaceutical Industries. The Biotechnology Select Portfolio Series and the Pharmaceutical Select Portfolio Series include companies involved in drug development and production. Biotech and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

e-Commerce Industry (Business to Consumer and Business-to-Business). The e-Tail Select Portfolio Series includes companies involved in the online retail industry. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Retailers who sell their products over the Internet have the potential to access more consumers, but will require the capital to acquire and maintain sophisticated technology.


The e-Business Select Portfolio Series and the e-Business Portfolio Series include companies involved with business-to-business online selling, including companies who are marketing goods and services or transacting business online. General risks for these companies include the state of the worldwide economy, intense global competition, and rapid obsolescence of the utilized technologies and their related systems, products and services. While business-to-business e-commerce is evolving rapidly, future demand for individual products and services is impossible to predict.



E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, limited trading histories and fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers. For additional information regarding the risks associated with the e-Business Select Portfolio Series, e-Tail Select Portfolio Series and the e-Business Portfolio Series, see "Risk Factors-Technology Industry."


Financial Services Industry. The Financial Services Select Portfolio Series includes banks and thrifts, insurance companies and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks, thrifts and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.


Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.


Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.


Technology Industry. The e-Business Select Portfolio Series, e-Tail Select Portfolio Series, Internet Select Portfolio Series, Technology Select Portfolio Series and e-Business Portfolio Series are concentrated in Securities issued by companies which are involved in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories. For additional information regarding more specific risks associated with the e-Business Select Portfolio Series, e-Tail Select Portfolio Series and e-Business Portfolio Series, see "Risk Factors-e-Commerce Industry."


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for January 1, 2000 will cause any major operational difficulties for the Trusts. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities, but you should note that foreign issuers may have greater complications than other issuers.

Foreign Stocks. Certain of the Securities in certain Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

            Portfolio Securities Descriptions

Bandwidth Select Portfolio Series.

Communications Services
________________________

ALLTEL Corporation, headquartered in Little Rock, Arkansas, through subsidiaries, provides wireline local, long-distance, network access and Internet services; wireless communications and information processing management services; and advanced applications software. The company also publishes telephone directories.

AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

Bell Atlantic Corporation, headquartered in New York, New York, operates a diversified telecommunications concern that provides voice and data transport and calling services network access, directory publishing and public telephone services to customers in the mid-Atlantic and New England regions.

BellSouth Corporation, headquartered in Atlanta, Georgia, through its two wholly-owned subsidiaries, BellSouth Telecommunications, Inc. and BellSouth Enterprises, Inc., provides wireline telecommunications to substantial portions of the population in the southeastern United States including the states of Georgia, Alabama, Florida, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee. The company also provides wireless communications, publishes telephone directories and holds interests in communications ventures overseas.

Level 3 Communications, Inc., headquartered in Broomfield, Colorado, provides telecommunications and information services, including local, long distance and data transmission. The company is building the first international network optimized for Internet Protocol technology. The network will combine both local and long distance networks, connecting customers end-to-end across the United States and in Europe and Asia.

MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.

Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.


SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.


Data Networking/Communications Equipment
_________________________________________

ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.

Applied Micro Circuits Corporation, headquartered in San Diego,
California, designs, makes and markets high-performance, high-bandwidth silicon products for automated test equipment, high-speed computing and military markets throughout the world.

Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.

Conexant Systems, Inc., headquartered in Newport Beach, California, makes semiconductor products for communications applications. The company's applications include personal computing, digital information and entertainment, wireless communications and network access.

Copper Mountain Networks, Inc., headquartered in Palo Alto, California, develops and markets Digital Subscriber Line (DSL) solutions that enable high-speed Internet connectivity over the existing copper wire telephone infrastructure.

ECI Telecom Limited, headquartered in Petah Tikva, Israel, designs, makes, sells and supports a range of advanced products that are designed to enhance the effectiveness of existing telecommunications networks by enabling carriers to increase transmission capacity and provide additional services without new or additional communications infrastructure. The company's equipment supports traffic in service networks worldwide.

JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.

Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.

Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.

PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.

Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.

Wireless Communications
________________________

Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.

Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

Biotechnology Select Portfolio Series.

Biotech
________

Affymetrix, Inc., headquartered in Santa Clara, California, develops and manufactures DNA chip technology which consists of DNA probe arrays containing gene sequences on a chip; a scanner to process probe arrays; and software to analyze the information. The company's "GeneChip" system acquires, analyzes and manages complex genetic information in order to improve the diagnosis, monitoring and treatment of disease.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

BioChem Pharma Inc., headquartered in Laval, Quebec, Canada, is an international biopharmaceutical company that researches and develops therapeutic products. The company also researches, develops, makes and sells vaccine and diagnostic products for a broad range of infectious and other diseases.

Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.

Bio-Technology General Corp., headquartered in Iselin, New Jersey, develops, makes and markets human healthcare products, including therapeutic products for conditions such as endocrine/metabolic and ophthalmic/skin disorders and cardio/pulmonary diseases. The company distributes its products in the United States and internationally.

Celera Genomics, headquartered in Rockville, Maryland, is a subsidiary of PE Corporation. The company is involved in the sequencing of the human genome (and other biologically important model organisms) and generates, sells and supports genomic information and related information management and analysis software. The company also discovers, validates and licenses proprietary gene products, genetic markets and information concerning genetic variability.

Chiron Corporation, headquartered in Emeryville, California, develops, produces and sells products related to the diagnosis, prevention and treatment of human diseases, including certain types of cancer and cardiovascular and infectious diseases. The company participates in markets for biopharmaceuticals, blood testing and vaccines.

Enzon, Inc., headquartered in Piscataway, New Jersey, researches, develops, makes and sells enhanced therapeutics based on the application of proprietary technologies in the areas of blood substitutes, genetic diseases and oncology.

Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.

Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.

Human Genome Sciences, Inc., headquartered in Rockville, Maryland, researches and develops potential proprietary drug and diagnostic products based on the discovery and understanding of the medical uses of genes.

IDEC Pharmaceuticals Corporation, headquartered in San Diego,
California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.

Immunex Corporation, headquartered in Seattle, Washington, discovers, develops, makes and markets therapeutic products for the treatment of cancer, infectious diseases and immunological disorders. The company's products are sold worldwide.

Invitrogen Corporation, headquartered in Carlsbad, California, develops, manufactures and sells research kits and provides research services to corporate, academic and government entities. The company's kits and products are used in gene cloning, expression and analysis techniques as well as other molecular biology activities.

MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.

Millennium Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is a drug discovery and development company that researches and develops a broad range of therapeutic and diagnostic products for the commercial application of genetics, genomics and bioinformatics.

Protein Design Labs, Inc., headquartered in Fremont, California, develops human and humanized antibodies and other products to treat or prevent a variety of viral, immune-mediated and inflammatory diseases as well as certain cancers and cardiovascular conditions.

Transkaryotic Therapies, Inc., headquartered in Cambridge,
Massachusetts, develops and commercializes therapeutic proteins and gene therapy products for the long-term treatment and cure of a broad range of human diseases.

Pharmaceuticals
_______________

American Home Products Corporation, headquartered in Madison, New
Jersey, makes nutritionals, cardiovascular and metabolic disease therapies, mental health products, anti-inflammatory/analgesic products and vaccines, and over-the-counter drugs. The company also makes crop protection and pest control products.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Glaxo Wellcome Plc (ADR), headquartered in London, England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Roche Holdings AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. Through its subsidiaries, the company develops pharmaceuticals and drugs, fine chemicals and vitamins, fragrances and flavors, diagnostic equipment and liquid crystals. Products are distributed throughout Europe, Asia, Latin America and the United States.

Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.

SmithKline Beecham Plc (ADR), headquartered in Middlesex, England, discovers, develops, makes and sells pharmaceuticals, vaccines, over-the-counter medicines and health-related consumer products. The company also provides healthcare services, including disease management, clinical laboratory testing and pharmaceutical benefit management.


Warner-Lambert Company, headquartered in Morris Plains, New Jersey, makes consumer healthcare products including over-the-counter health products, shaving products and pet care products; confectionery products including chewing gums, breath mints and hard candies; and ethical pharmaceuticals, biologicals and empty gelatin capsules.


e-Business Select Portfolio Series.

Horizontal Portals
_________________________

America Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.

Ariba, Inc., headquartered in Sunnyvale, California, provides Internet- and intranet-based business-to-business e-commerce solutions for operating resources that include information technology and telecommunications equipment, professional services, facilities and office equipment, and expense items.

Commerce One, Inc., headquartered in Walnut Creek, California, provides business-to-business electronic procurement solutions. The company's "The Commerce Chain Solution" dynamically links buying and supplying organizations into real-time trading communities, increasing efficiency and significantly reducing operational costs across the entire indirect supply chain.

PurchasePro.com, Inc., headquartered in Las Vegas, Nevada, provides Internet business-to-business e-commerce services. The company's solution is a standard platform for small- and medium-sized businesses as well as corporate purchasing departments to buy and sell products in secure, online, open and private marketplaces.


VerticalNet, Inc., headquartered in Horsham, Pennsylvania, is one of the Internet's leading creators and operators of vertical trade communities. The company leverages the interactive features and global reach of the Internet to create multi-national, targeted business-to-business communities. These narrowly focused Web sites attract buyers and sellers from around the world by catering to individuals with similar professional interests. The company's communities include industries such as electronics, environment and services.


Yahoo! Inc., headquartered in Santa Clara, California, is a global Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.

Infrastructure
______________

BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP")

Digital Island, headquartered in San Francisco, California, is a leading provider of network services for globalizing e-Business applications. The Company serves corporations which operate in multiple countries that need to securely and consistently extend business-critical applications for marketing, selling, servicing or distributing products via the Internet.

Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.

Level 3 Communications, Inc., headquartered in Broomfield, Colorado, provides telecommunications and information services, including local, long distance and data transmission. The company is building the first international network optimized for Internet Protocol technology. The network will combine both local and long distance networks, connecting customers end-to-end across the United States and in Europe and Asia.

MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.

Siebel Systems, Inc., headquartered in San Mateo, California, designs, sells and supports enterprise-class sales and marketing information software systems. The company also designs, develops and markets a Web-based application software product.

VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.

Procurement
___________

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

i2 Technologies, Inc., headquartered in Dallas, Texas, provides supply chain management software, which encompasses the planning and scheduling of manufacturing and related logistics from raw materials procurement through work-in-process to customer delivery. The company's product, "RHYTHM," generates integrated solutions to planning and scheduling problems.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development and business intelligence, and business applications.

Venture Capital
_______________

CMGI Inc., headquartered in Andover, Massachusetts, invests in and develops Internet companies; operates direct marketing companies and venture funds focused on the Internet; and, through subsidiaries, provides fulfillment services.

Internet Capital Group, Inc., headquartered in Wayne, Pennsylvania, is an Internet holding company primarily engaged in business-to-business, or B2B, e-commerce through a network of partner companies.

Vertical Portals
________________

Chemdex Corporation, headquartered in Palo Alto, California, is the leading provider of business-to-business e-commerce solutions for the life sciences industry. The company offers a complete solution that allows its customers to identify, locate and purchase life sciences research products.

Healtheon Corporation, headquartered in Santa Clara, California, provides advanced Internet technology to connect healthcare participants and enable them to communicate, exchange information and perform transactions which cut across the healthcare maze. The company's services include the areas of membership, healthcare administration, financial management and clinical information.

pcOrder.com, Inc., headquartered in Austin, Texas, is a leading provider of Internet-based electronic commerce solutions that enable the computer industry's suppliers, resellers and end-users to buy and sell computer products online.

e-Tail Select Portfolio Series.

Access Providers & Portals
_________________________

AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

America Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.

MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.

Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.

Yahoo! Inc., headquartered in Santa Clara, California, is a global Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.

e-Tailers
_________

Amazon.com, Inc., headquartered in Seattle, Washington, operates as an on-line retailer of books, music, videotapes, audiotapes and other products via a commercial site on the World Wide Web. Additionally, the company is involved in hosting on-line auctions.

CDW Computer Centers, Inc., headquartered in Vernon Hills, Illinois, sells microcomputer hardware and peripherals to business, government, educational, institutional and home office users in the United States. The company's products include desktop computers, notebooks and laptops, printing devices, video monitors, communication equipment, add-on boards and memory and data storage devices; accessories; networking products; and software.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.

The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. The company's stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."

Gateway Inc., headquartered in San Diego, California, markets personal computers (PCs) and related products and services. The company develops, manufactures, markets and supports a broad line of desktop and portable personal computers, digital media (convergence) PCs, servers, workstations and PC-related products for use by individuals, businesses, government agencies and educational institutions.

Intimate Brands, Inc., headquartered in San Francisco, California, sells women's intimate apparel and related products under the "Victoria's Secret" name; personal care products under the "Bath and Body Works" name; and lingerie and sleepwear under the "Cacique" name. The company sells its products throughout the United States and also owns Gryphon Development, Inc., which creates, sources and develops personal care products.

The Charles Schwab Corporation, headquartered in San Francisco,
California, through subsidiaries, provides discount securities brokerage and related financial services, and offers trade execution services for Nasdaq securities to broker-dealers and institutional customers.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is one of the largest retailers in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.

Financial/Transactional Services
______________________________

American Express Company, headquartered in New York, New York, through subsidiaries, provides travel-related services (including travelers' cheques, American Express cards, consumer lending, tour packages and itineraries, and publications); investors' diversified financial products and services; and international banking services.

Capital One Financial Corporation, headquartered in Falls Church,
Virginia, through subsidiaries, issues Visa and MasterCard credit card products to customers in the United States and the United Kingdom. The company also provides consumer lending and deposit services.

First Data Corporation, headquartered in Atlanta, Georgia, provides processing services to issuers of VISA and MasterCards; payment instrument processing services to institutions and consumers; telephone and information processing services; shareholder services; information systems; and data processing.

Internet Infrastructure
______________________

BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-

One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."

Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development and business intelligence, and business applications.

Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.

Financial Services Select Portfolio Series.

Banks & Thrifts
_______________

Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in 22 states and the District of Columbia. The company also has offices in nearly 40 countries overseas.

Charter One Financial, Inc., headquartered in Cleveland, Ohio, through wholly-owned Charter One Bank, F.S.B., operates a banking business in Ohio, Massachusetts, Michigan, New York and Vermont. The company also operates loan production offices in 13 states.

The Chase Manhattan Corporation, headquartered in New York, New York, conducts domestic and international financial services business with operations in more than 50 countries and clients throughout the world.

Firstar Corporation, headquartered in Milwaukee, Wisconsin, is the holding company for Firstar Bank. The company offers banking, trust, investment, insurance and securities brokerage services. The company also operates a consumer finance company and an investment advisory firm.

Fleet Boston Corporation, headquartered in Boston, Massachusetts, conducts a general commercial banking and trust business through a network of branch offices, ATMs and telephone banking centers. The company also provides other activities related to banking and finance.

State Street Corporation, headquartered in Boston, Massachusetts, through subsidiaries, provides banking, global custody, investment management, administration and securities processing services to both U.S. and non-U.S. customers.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small- to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.

Wells Fargo Company, headquartered in San Francisco, California, operates a general banking business in a number of states and operates mortgage banking offices throughout the United States. The company also provides consumer finance services throughout the United States and in Canada, the Caribbean, Central America and Guam; and offers various other financial services.

Financial Services
_______________

American Express Company, headquartered in New York, New York, through subsidiaries, provides travel-related services (including travelers' cheques, American Express cards, consumer lending, tour packages and itineraries, and publications); investors' diversified financial products and services; and international banking services.

Capital One Financial Corporation, headquartered in Falls Church,
Virginia, through subsidiaries, issues Visa and MasterCard credit card products to customers in the United States and the United Kingdom. The company also provides consumer lending and deposit services.

Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.

Countrywide Credit Industries, Inc., headquartered in Calabasas, California, originates, buys, sells and services mortgage loans, including first-lien mortgage loans secured by single (one to four) family residences; and offers home equity loans in conjunction with newly produced first-lien mortgages as a separate product.

Fannie Mae, headquartered in Washington, DC, provides ongoing assistance to the secondary market for residential mortgages by providing liquidity for residential mortgage investments, thereby improving the distribution of investment capital available for such mortgage financing.

Freddie Mac, headquartered in McLean, Virginia, was chartered by Congress in 1970 to create a continuous flow of funds to mortgage lenders in support of home ownership and rental housing. The company purchases first lien, conventional and residential mortgages, including both whole loans and participation interests in such mortgages.

Household International, Inc., headquartered in Prospect Heights,
Illinois, through subsidiaries, provides consumer financial services, primarily consumer lending products to middle market consumers, in the United States, Canada and the United Kingdom.

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products. One of its subsidiaries, Equitable of Iowa Companies, a financial holding company based in Des Moines, Iowa, is active throughout the United States in the annuity, life insurance and investment markets.

MBNA Corporation, headquartered in Wilmington, Delaware, is the holding company for MBNA America Bank, N.A. The company issues premium and standard MasterCard or Visa bank credit cards marketed mainly through endorsements of membership associations and financial institutions. The company also makes other consumer loans and offers deposit products.

Providian Financial Corporation, headquartered in San Francisco,
California, provides consumer loans, deposit products and other banking services to consumers nationwide, including credit cards, revolving lines of credit, home loans, secured credit cards and fee-based services.

Insurance
__________

AFLAC Incorporated, headquartered in Columbus, Georgia, writes supplemental health insurance, mainly limited to reimbursement for medical, non-medical and surgical expenses of cancer. The company also sells individual and group life, and accident and health insurance.

AXA Financial, Inc., headquartered in New York, New York, through wholly-owned subsidiary The Equitable Life Assurance Society of the U.S., provides a broad range of financial services and products, including individual insurance, annuities, mutual funds, investment management, investment banking, securities transaction and brokerage services. The company's other subsidiaries include Alliance Capital Management L.P.
and Donaldson, Lufkin & Jenrette, Inc.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies; and offers life insurance, annuity and group pension products.

American International Group, Inc., headquartered in New York, New York, through subsidiaries, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The company writes property and casualty and life insurance, and also provides financial services.

The Chubb Corporation, headquartered in Warren, New Jersey, writes property and casualty insurance, including personal and commercial insurance coverage; and develops real estate, mainly in New Jersey and Florida.

The Progressive Corporation, headquartered in Mayfield Village, Ohio, through subsidiaries, provides personal auto insurance and other specialty property-casualty insurance and related services, sold primarily through independent insurance agents in the United States and Canada.

Investment Services
___________________

Knight/Trimark Group, Inc. (Class A), headquartered in Jersey City, New Jersey, through its subsidiaries, Trimark Securities, Inc., and Knight Securities, Inc., operates as a market maker in Nasdaq securities, other over-the-counter (OTC) equity securities, and equity securities listed on the NYSE and the American Stock Exchange (AMEX).

Lehman Brothers Holdings Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.

Merrill Lynch & Co., Inc., headquartered in New York, New York, through subsidiaries, provides brokering, trading and underwriting; investment banking and corporate finance advisory services; asset management; trading of foreign exchange instruments, futures, commodities and derivatives; securities clearance services; banking, trust, and lending services; and insurance services.

Morgan Stanley Dean Witter & Co., headquartered in New York, New York, provides a broad range of nationally-marketed credit and investment products, with a principal focus on individual customers. The company provides investment banking, transaction processing, private-label credit card and various other investment advice services.

T. Rowe Price Associates, Inc., headquartered in Baltimore, Maryland, serves as investment advisor to the T. Rowe Price family of no-load mutual funds, other sponsored investment portfolios and institutional and individual private accounts; and provides certain administrative and shareholder services to the Price funds and other mutual funds.

The Charles Schwab Corporation, headquartered in San Francisco,
California, through subsidiaries, provides discount securities brokerage and related financial services, and offers trade execution services for Nasdaq securities to broker-dealers and institutional customers.

Internet Select Portfolio Series.

Access/Information Providers
___________________________

AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

America Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.

MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.

Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.

Data Networking/Communications Equipment
__________________________________________

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Copper Mountain Networks, Inc., headquartered in Palo Alto, California, develops and markets Digital Subscriber Line (DSL) solutions that enable high-speed Internet connectivity over the existing copper wire telephone infrastructure.

Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.

Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.

PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.

Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.

Computers & Peripherals
________________________

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."

Gateway Inc., headquartered in San Diego, California, markets personal computers (PCs) and related products and services. The company develops, manufactures, markets and supports a broad line of desktop and portable personal computers, digital media (convergence) PCs, servers, workstations and PC-related products for use by individuals, businesses, government agencies and educational institutions.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.

Internet Content
________________

CMGI Inc., headquartered in Andover, Massachusetts, invests in and develops Internet companies; operates direct marketing companies and venture funds focused on the Internet; and, through subsidiaries, provides fulfillment services.

Internet Capital Group, Inc., headquartered in Wayne, Pennsylvania, is an Internet holding company primarily engaged in business-to-business, or B2B, e-commerce through a network of partner companies.

TMP Worldwide Inc., headquartered in New York, New York, provides comprehensive, individually tailored advertising services, including development of creative content, media planning, production and placement of corporate advertising, market research, direct marketing and other ancillary products and services.

Yahoo! Inc., headquartered in Santa Clara, California, is a global Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.

Online Brokerage
_________________

Knight/Trimark Group, Inc. (Class A), headquartered in Jersey City, New Jersey, through its subsidiaries, Trimark Securities, Inc., and Knight Securities, Inc., operates as a market maker in Nasdaq securities, other over-the-counter (OTC) equity securities, and equity securities listed on the NYSE and the AMEX.

The Charles Schwab Corporation, headquartered in San Francisco,
California, through subsidiaries, provides discount securities brokerage and related financial services, and offers trade execution services for Nasdaq securities to broker-dealers and institutional customers.

Software
_________

BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").


Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.


Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development and business intelligence, and business applications.

Pharmaceutical Select Portfolio Series.

Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

BioChem Pharma Inc., headquartered in Laval, Quebec, Canada, is an international biopharmaceutical company that researches and develops therapeutic products. The company also researches, develops, makes and sells vaccine and diagnostic products for a broad range of infectious and other diseases.

Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Chiron Corporation, headquartered in Emeryville, California, develops, produces and sells products related to the diagnosis, prevention and treatment of human diseases, including certain types of cancer and cardiovascular and infectious diseases. The company participates in markets for biopharmaceuticals, blood testing and vaccines.

Elan Corporation Plc (ADR), headquartered in Dublin, Ireland, is a specialty pharmaceutical company whose products focus on the areas of acute care, pain management and neurological disorders.

Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.

Glaxo Wellcome Plc (ADR), headquartered in London, England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.

IDEC Pharmaceuticals Corporation, headquartered in San Diego,
California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Jones Pharma Incorporated, headquartered in St. Louis, Missouri, markets a variety of pharmaceutical products used in hospital operating rooms, for emergency and skin care, and for veterinary use.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Roche Holdings AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. Through its subsidiaries, the company develops pharmaceuticals and drugs, fine chemicals and vitamins, fragrances and flavors, diagnostic equipment and liquid crystals. Products are distributed throughout Europe, Asia, Latin America and the United States.

Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.

SmithKline Beecham Plc (ADR), headquartered in Middlesex, England, discovers, develops, makes and sells pharmaceuticals, vaccines, over-the-counter medicines and health-related consumer products. The company also provides healthcare services, including disease management, clinical laboratory testing and pharmaceutical benefit management.

Warner-Lambert Company, headquartered in Morris Plains, New Jersey, makes consumer healthcare products including over-the-counter health products, shaving products and pet care products; confectionery products including chewing gums, breath mints and hard candies; and ethical pharmaceuticals, biologicals and empty gelatin capsules.

Technology Select Portfolio Series.

Computers & Peripherals
________________________

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."

Gateway Inc., headquartered in San Diego, California, markets personal computers (PCs) and related products and services. The company develops, manufactures, markets and supports a broad line of desktop and portable personal computers, digital media (convergence) PCs, servers, workstations and PC-related products for use by individuals, businesses, government agencies and educational institutions.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Solectron Corporation, headquartered in Milpitas, California, is a worldwide provider of electronics manufacturing services to leading original equipment manufacturers.

Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.

Computer Software & Services
_____________________________

BMC Software, Inc., headquartered in Houston, Texas, produces applications that manage and monitor information technology environments, enabling around-the-clock availability of business-critical applications. The company also sells and provides maintenance, enhancement and support services for its products.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").

Compuware Corporation, headquartered in Farmington Hills, Michigan, provides applications software products and services that help information technology professionals to develop, implement and support the applications that run their businesses.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development and business intelligence, and business applications.

Data Networking/Communications Equipment
__________________________________________

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.

Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.

QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Semiconductors & Semiconductor Equipment
_________________________________________

Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.

Applied Materials, Inc., headquartered in Santa Clara, California, develops, manufactures and markets semiconductor wafer fabrication equipment and related spare parts to semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.

QLogic Corporation, headquartered in Costa Mesa, California, designs and supplies semiconductor products that provide interface connections between computer systems and their attached data storage peripherals such as hard disk drives, tape drives and subsystems.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.

e-Business Portfolio Series.

Horizontal Portals
_________________________

America Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.

Ariba, Inc., headquartered in Sunnyvale, California, provides Internet- and intranet-based business-to-business e-commerce solutions for operating resources that include information technology and telecommunications equipment, professional services, facilities and office equipment, and expense items.

Commerce One, Inc., headquartered in Walnut Creek, California, provides business-to-business electronic procurement solutions. The company's "The Commerce Chain Solution" dynamically links buying and supplying organizations into real-time trading communities, increasing efficiency and significantly reducing operational costs across the entire indirect supply chain.

PurchasePro.com, Inc., headquartered in Las Vegas, Nevada, provides Internet business-to-business e-commerce services. The company's solution is a standard platform for small- and medium-sized businesses as well as corporate purchasing departments to buy and sell products in secure, online, open and private marketplaces.


VerticalNet, Inc., headquartered in Horsham, Pennsylvania, is one of the Internet's leading creators and operators of vertical trade communities. The company leverages the interactive features and global reach of the Internet to create multi-national, targeted business-to-business communities. These narrowly focused Web sites attract buyers and sellers from around the world by catering to individuals with similar professional interests. The company's communities include industries such as electronics, environment and services.


Yahoo! Inc., headquartered in Santa Clara, California, is a global Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.

Infrastructure
_________________________

BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP")

Digital Island, headquartered in San Francisco, California, is a leading provider of network services for globalizing e-Business applications. The Company serves corporations which operate in multiple countries that need to securely and consistently extend business-critical applications for marketing, selling, servicing or distributing products via the Internet.

Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.

Level 3 Communications, Inc., headquartered in Broomfield, Colorado, provides telecommunications and information services, including local, long distance and data transmission. The company is building the first international network optimized for Internet Protocol technology. The network will combine both local and long distance networks, connecting customers end-to-end across the United States and in Europe and Asia.

MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.

Siebel Systems, Inc., headquartered in San Mateo, California, designs, sells and supports enterprise-class sales and marketing information software systems. The company also designs, develops and markets a Web-based application software product.

VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.

Procurement
___________

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

i2 Technologies, Inc., headquartered in Dallas, Texas, provides supply chain management software, which encompasses the planning and scheduling of manufacturing and related logistics from raw materials procurement through work-in-process to customer delivery. The company's product, "RHYTHM," generates integrated solutions to planning and scheduling problems.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development and business intelligence, and business applications.

Venture Capital
_______________

CMGI Inc., headquartered in Andover, Massachusetts, invests in and develops Internet companies; operates direct marketing companies and venture funds focused on the Internet; and, through subsidiaries, provides fulfillment services.

Internet Capital Group, Inc., headquartered in Wayne, Pennsylvania, is an Internet holding company primarily engaged in business-to-business, or B2B, e-commerce through a network of partner companies.

Vertical Portals
________________

Chemdex Corporation, headquartered in Palo Alto, California, is the leading provider of business-to-business e-commerce solutions for the life sciences industry. The company offers a complete solution that allows its customers to identify, locate and purchase life sciences research products.

Healtheon Corporation, headquartered in Santa Clara, California, provides advanced Internet technology to connect healthcare participants and enable them to communicate, exchange information and perform transactions which cut across the healthcare maze. The company's services include the areas of membership, healthcare administration, financial management and clinical information.

pcOrder.com, Inc., headquartered in Austin, Texas, is a leading provider of Internet-based electronic commerce solutions that enable the computer industry's suppliers, resellers and end-users to buy and sell computer products online.

We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

-  The aggregate underlying value of the Securities;

-  The amount of any cash in the Income and Capital Accounts;

-  Dividends receivable on Securities; and

- The total sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to

Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.


The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1.00% of the Public Offering Price of a Unit. This initial sales charge is actually equal to the difference between the maximum sales charge for each Trust (3.25% of the Public Offering Price for the Select Portfolio Series and 4.50% of the Public Offering Price for e-Business Portfolio Series) and the maximum remaining deferred sales charge (initially $.225 per Unit for the Select Portfolio Series and $.35 per Unit for e-Business Portfolio Series). The initial sales charge will vary from 1.00% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made. In addition, five monthly deferred sales charge payments of $.045 per Unit in the case of the Select Portfolio Series or $.07 per Unit in the case of the e-Business Portfolio Series will be deducted on the 20th day of each month from June 20, 2000 through October 20, 2000.



If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 3.25% of the Public Offering Price per Unit (equivalent to 3.359% of the net amount invested) for each Select Portfolio Series and 4.50% of the Public Offering Price per Unit (equivalent to 4.712% of the net amount invested) for the e-Business Portfolio Series. For the e-Business Portfolio Series, the sales charge will be reduced by 1/2 of 1% on each subsequent November 30, commencing November 30, 2000, to a minimum sales charge of 3.00%.


Discounts for Certain Persons.


If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced as follows for each Select Portfolio Series:


                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ________________
$50 but less than $100              3.00%
$100 but less than $150             2.75%
$150 but less than $500             2.40%
$500 but less than $1,000           2.25%
$1,000 or more                      1.50%

         For the e-Business Portfolio Series:

                                   Your maximum
If you invest                      sales charge
(in thousands):*                   will be:
_________________                  ________________
$50 but less than $100             4.25%
$100 but less than $250            4.00%
$250 but less than $500            3.50%
$500 or more                       2.50%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.


The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.


If you own units of any other unit investment trusts sponsored by us you may use your redemption or termination proceeds from these trusts to purchase Units of the Trusts subject only to any remaining deferred sales charge to be collected on Units of the Trusts. Please note that you will be charged the amount of any remaining deferred sales charge on units you redeem when you redeem them.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, you may purchase Units at the Public Offering Price, subject only to the Sponsor's retention of the sales charge. See "Distribution of Units-Dealer Concessions."

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.


For the Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.75% of the Public Offering Price per Unit. However, for Units sold subject only to any remaining deferred sales charge, the amount will be reduced to $0.175 per Unit for Units sold subject to the maximum deferred sales charge or 63% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge.



Dealers and other selling agents who sell Units of the Select Portfolio Series during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:


Total Sales
per Trust                           Additional
(in millions):                      Concession:
_________________                   ________________
$15 but less than $25               .015%
$25 but less than $40               .025%
$40 but less than $50               .050%
$50 but less than $75               .125%
$75 but less than $100              .150%
$100 or more                        .200%


For the e-Business Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after November 30, 2000). However, dealers and other selling agents will receive a concession on the sale of Units subject only to any remaining deferred sales charge equal to $.22 per Unit on Units sold subject to the maximum deferred sales charge or 63% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge. Dealers and other selling agents will receive an additional volume concession or agency commission on the sale of e-Business Portfolio Series Units equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the e-Business Portfolio Series on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.


Dealers and other selling agents who sell Units of the e-Business
Portfolio Series during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:


Total Sales                         Additional
(in millions):                      Concession:
_________________                   ________________
$1 but less than $2                 .10%
$2 but less than $3                 .15%
$3 but less than $10                .20%
$10 or more                         .30%

For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $2 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of a Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.


We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of the e-Business Portfolio Series, costs incurred in annually updating the Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.


                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.


As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For the e-Business Portfolio Series, legal and regulatory filing fees and expenses associated with updating that Trust's registration statement yearly are also now chargeable to that Trust. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to the Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.


The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

The e-Business Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, the e-Business Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of shares of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive an undivided interest in whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                    Retirement Plans

You may purchase Units of the Trusts for:

-  Individual Retirement Accounts;

-  Keogh Plans;

-  Pension funds; and

-  Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one

Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

-  A summary of transactions in your Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

-  Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.

However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay the remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units or more for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

-  Any action or proceeding prevents the payment of dividends;

-  There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  To cure ambiguities;

-  To correct or supplement any defective or inconsistent provision;

-  To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

-  Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

          Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

-  The First Trust Combined Series

-  FT Series (formerly known as The First Trust Special Situations Trust)

-  The First Trust Insured Corporate Trust

-  The First Trust of Insured Municipal Bonds

-  The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

-  Terminate the Indenture and liquidate the Trusts; or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 59


                   FIRST TRUST (registered trademark)

                    Bandwidth Select Portfolio Series
                  Biotechnology Select Portfolio Series
                   e-Business Select Portfolio Series
                     e-Tail Select Portfolio Series
               Financial Services Select Portfolio Series
                   Internet Select Portfolio Series
                 Pharmaceutical Select Portfolio Series
                   Technology Select Portfolio Series
                       e-Business Portfolio Series

                                 FT 378

                                Sponsor:

                          NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-90001) and


- Investment Company Act of 1940 (file no. 811-05903)

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-6009
               Call: 1-800-SEC-0330
              Visit: http://www.sec.gov


                            November 16, 1999


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 60


                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 378 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated November 16, 1999. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Litigation
   Microsoft Corporation                                       2
Concentrations
   Biotechnology/Pharmaceutical                                2
   Communications                                              3
   Electronic Commerce                                         3
   Financial Services                                          4
   Technology                                                  6

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice, several state Attorneys General and Caldera, Inc. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. As of September 28, 1999, Microsoft's management asserted that resolving these matters will not have a material adverse impact on its financial position or its results of operation.

Concentrations

Biotechnology/Pharmaceutical. An investment in Units of the Biotechnology Portfolio and Pharmaceutical Portfolio should be made with an understanding of the problems and risks such an investment may entail.

Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

Communications. An investment in Units of the Bandwidth Portfolio should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Electronic Commerce. An investment in Units of the e-Tail Portfolio and the e-Business Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. The e-Tail Portfolio and the e-Business Portfolios consist of common stocks of retailers that market their goods and services on the Internet and technology companies that create the tools to make it possible. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Retailers who sell their products over the Internet have the potential to access more consumers, but will require the capital to acquire and maintain sophisticated technology. E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, as well as fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers.

See "Technology" below, for additional information concerning the risks of companies engaged in the technology industry.

Financial Services. An investment in Units of the Financial Services Portfolio Series should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted financial-services overhaul legislation will allow banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Some of the nation's largest banks, already working to upgrade their own computer systems to meet the Year 2000 deadline, are concerned that some borrowers may fail to upgrade their computers in time, creating problem loans and increasing overall loan losses. Banks considered most vulnerable by analysts include those lending primarily to small businesses, which aren't as likely as large businesses to have a plan for upgrading their computers. Also at risk are banks with significant exposure overseas, where many foreign businesses are not moving as quickly to resolve this problem. Analysts warn that it will be difficult for banks to determine their potential loan losses related to Year 2000 credit risk.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the e-Tail Portfolio will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Technology. An investment in Units of the Internet Portfolio, the Technology Portfolio, the e-Tail Portfolio and the e-Business Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 378, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; and The First Trust Combined Series 272 for purposes of the
representations   required  by  Rule  487  and   represents   the
following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 378, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on November 16, 1999.

                              FT 378

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   November 16, 1999
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated November 16, 1999 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-90001) and related Prospectus of FT 378.



                                               ERNST & YOUNG LLP


Chicago, Illinois
November 16, 1999


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 378 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-6